October 11, 2022
Confidential
Mr. Matthew Derby
Mr. Jeff Kauten
Mr. Stephen Krikorian
Ms. Laura Veator
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Hesai Group (CIK No. 0001861737)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on March 31, 2022

Dear Mr. Derby, Mr. Kauten, Mr. Krikorian and Ms. Veator:
On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 31, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review. The Company confirms that it remains as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended.
Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2021, (ii) its unaudited condensed combined and consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, and (iii) other information and data to reflect recent developments. With respect to the financial statements as of and for the six months ended June 30, 2021, the Company respectfully submits that subsequent to the issuance of its unaudited consolidated financial statements for the nine months ended September 30, 2021, which were included in the draft registration statement on Form F-1 confidentially submitted on December 21, 2021, the Company determined that 54,551,513 Class B ordinary shares held by certain external investors who signed agreements with the Company should be accounted for as redeemable shares and classified as mezzanine equity on the consolidated balance sheets instead of ordinary shares with options to convert to redeemable shares accounted for as derivative liabilities. As a result, the Company’s previously reported derivative liabilities, additional paid-in capital, accumulated

U.S. Securities and Exchange Commission
October 11, 2022

deficits, general and administrative expenses, and other operating expenses were restated from amounts previously reported in the consolidated balance sheets, statement of operations and comprehensive loss and statement of cash flows for the six month ended June 30, 2021 that were included in the Company’s draft registration statement on Form F-1 confidentially submitted on October 20, 2021. Please refer to Note 16 starting on page F-70 of the Revised Draft Registration Statement for details.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
October 11, 2022

Draft Registration Statement on Form F-1
Cover Page
1.
Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.
2.
Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.
The Company respectfully advises the Staff that the Company does not have, nor has it ever had, any variable interest entity. The Company, directly and indirectly, has 100% equity ownership over all of its operating entities in China and the United States. The Company does not believe it has any material risk solely from a corporate ownership structure perspective. Therefore, the Company believes that it is not inappropriate to generally use terms including “Hesai,” “we,” “us,” “our company” and “our” to refer to Hesai Group, the Cayman Islands holding company, and its subsidiaries in the Revised Draft Registration Statement. The Company also believes that the practice of using a unified term to refer to both the holding company and its wholly-owned subsidiaries is commonplace among U.S. domestic issuers.
3.
We note your disclosure that “In 2019, 2020 and the nine months ended September 30, 2021, transfers of cash were made across our organization through capital injections, intra-group loans and payments for services or goods provided.” Please quantify the amounts where applicable and disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures here and in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 10-11 of the Revised Draft Registration Statement.
4.
Please discuss potential impact of the Accelerating Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 11 of the Revised Draft Registration Statement.
5.
Please revise to include a discussion of the rules adopted by the SEC on December 2, 2021 related to the Holding Foreign Companies Accountable Act. Please include corresponding disclosure in the prospectus summary and risk factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, as well as pages 11 and 29 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
October 11, 2022

Prospectus Summary
Permissions for Our Operation and Securities Issuances to Foreign Investors and Recent Regulatory Developments, page 10
6.
Please revise to clarify whether the Company relied on an opinion from counsel regarding permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent you relied on an opinion from counsel, please identify counsel and file a consent.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement. The Company has submitted the consent of its PRC counsel as part of exhibit 99.2.
Summary of Combined and Consolidated Financial Data, page 19
7.
We note your revised disclosure in response to prior comment 2. Please revise to present only one pro forma calculation assuming the IPO was effective on January 1 of the latest annual period and include the amount of stock based compensation that will be recognized upon the effectiveness of your IPO. That is, assume the service vesting conditions that were met as of the IPO effectiveness date were also met as of January 1 of the latest annual period. Revise your disclosures to describe these assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement.
8.
Please tell us and disclose how the pro forma weighted average shares used in calculating net loss per ordinary share is determined. Be advised that this amount should not assume that the stock options that vest due to the effectiveness of the IPO have been exercised.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement to exclude any exercises of share options to be exercised due to the effectiveness of the initial public offering in 2021 in the calculations of pro forma weighted average shares used in calculating net loss per ordinary share. The Company respectfully advises the Staff that the revised calculations for weighted average shares used in calculating net loss per ordinary share is the same as that used in calculating net loss per ordinary shares as disclosed on page F-4 of the Revised Draft Registration Statement.
Risk Factors
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change…, page 47
9.
Please clarify that the Chinese government may intervene or influence your operations at any time. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on the page 46 of the Revised Draft Registration Statement.
*         *         *

U.S. Securities and Exchange Commission
October 11, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.
Very truly yours,
/s/ Yuting Wu

Yuting Wu
Enclosures
cc:
Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP